

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 3 2009
MARKET REGULATION

09065041

N.a. 12/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Avenue, Suite 1525
(No. and Street)

Cleveland (City) Ohio (State) 44115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rukenbrod (216) 781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510 (Address) Independence (City) Ohio (State) 44131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES SKUFCA
Notary Public, State of
Ohio - Lake ~~City~~ Cty
My Commission Expires
Dec. 14, 2013

Notary Public

Signature

CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2009

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Financial America Securities, Inc.
and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe and Lucas
Certified Public Accountants, Inc.

November 9, 2009

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Current Assets		
Cash and cash equivalents	$ 159,644	
Marketable securities - special account	72,138	
Marketable securities - trading securities	251,348	
Accounts receivable	69,108	
Advances - shareholder	20,997	
Prepaid expenses	5,709	
Deposit at clearing organization	52,405	631,349
Property and Equipment		
Furniture and fixtures	47,915	
Less: Accumulated depreciation	44,877	3,038
Other Assets		
Deposits		4,659
		$ 639,046

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 3,824	
Payable - clearing	73,505	
Accrued expenses	47,845	
Deferred taxes	36,500	161,674
Stockholders' Equity		
Common stock, no par value, 700 shares authorized, 626 shares issued and 493 shares outstanding	781	
Additional paid in capital	227,936	
Retained earnings	357,219	
	585,936	
Less: Treasury stock - 133 shares at cost	108,564	477,372
		$ 639,046

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 2,887	
Commission on transactions in exchange listed equity securities executed over-the-counter	211,402	
All other securities commissions	287,599	
Total securities commissions		501,888
Net gains on firm security investment accounts - including unrealized gains (losses)		385,875
Fees for account supervision, investment advisory and administrative services		15,367
Other revenue related to securities business		35,560
		938,690
Expenses		
Registered representatives' compensation	273,735	
Clerical and administrative employee expense	195,413	
Taxes and other employment cost	42,269	
Clearance paid to non-brokers	45,066	
Telephone and internet	18,798	
Occupancy cost	31,694	
Regulatory fees	28,498	
Professional fees	49,070	
Insurance	3,579	
Interest	70	
Dues and subscriptions	1,462	
Equipment lease	3,976	
Quotation expense	41,723	
Other expenses (including depreciation of $1,030)	34,397	
Total expenses		769,750
Net Income (Loss) Before Provision For (Recovery Of) Income Taxes		168,940
Provision For (Recovery Of) Income Taxes		42,700
Net Income		$ 126,240

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance- October 1, 2008	$ 781	$ 227,936	$ 232,104	$ (108,564)	$ 352,257
Net Income (Loss)			126,240		126,240
Dissolution of Subsidiary			(1,125)		(1,125)
Balance- September 30, 2009	$ 781	$ 227,936	$ 357,219	$ (108,564)	$ 477,372

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash Flows Used By Operating Activities		
Net income	$	126,240
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		1,030
Deferred taxes		42,700
Gain on dissolution of subsidiary		(821)
Change in assets and liabilities:		
Increase in accounts receivable		(7,383)
Increase in note receivable shareholder		(2,558)
Increase in prepaid expenses		(481)
Decrease in restricted cash		7,501
Decrease in prepaid federal income tax		4,620
Increase in deposits - clearing organization		(158)
Decrease in accounts payable		(8,149)
Increase in payable - clearing organization		14,554
Decrease in accrued expenses		(101,392)
Net Cash Provided By Operating Activities		75,703
Cash Flows From Investing Activities		
Liquidation of subsidiary		(305)
Net increase in marketable securities		(239,723)
Net Cash Used In Investing Activities		(240,028)
Net Decrease in Cash and Cash Equivalents		(164,325)
Cash and Cash Equivalents - October 1, 2008		323,969
Cash and Cash Equivalents- September 30, 2009	$	159,644
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	70
Income taxes paid	$	-

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 18, 2003, the Company formed an eighty percent subsidiary, Financial America Advisory Securities, Inc. This subsidiary was dissolved during the year. The subsidiary provided investment advisory services and had no significant activity for the year ended September 30, 2009.

Principles of Consolidation

At September 30, 2009, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its majority owned subsidiary, Financial America Advisory Services, Inc. All intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Marketable Securities

The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

The Company also holds investments in stocks for the benefit of the Company. They are recorded at fair market value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts is calculated using the Company's historical bad debt experience and management's estimate of potential uncollectible accounts. The allowance was $-0- as of September 30, 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the investments carried on the Consolidated Statement of Financial Condition by level within the valuation heirarchy as of September 30, 2009:

	Assets at Fair Value as of September 30, 2009			
	Level 1	Level 2	Level 3	Total
Securities	$ 60,704	$ 262,782	$ -	$ 323,486
	$ 60,704	$ 262,782	$ -	$ 323,486

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2009 is comprised of the following:

Current	$ -
Deferred	42,700
	$ 42,700

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains on firm investments for financial accounting and tax purposes.

The Company's deferred tax assets and liabilities at September 30, 2009 consist of:

Deferred tax asset	$ -
Valuation allowance	-
Deferred tax liability	(36,500)
	$ (36,500)

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended September 30, 2009. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending September 30, 2006, September 30, 2007 and September 30, 2008 are subject to examination by major taxing authorities.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $100,000. At September 30, 2009, the Company's net capital was $404,624 which was $304,624 more than the minimum required net capital. At September 30, 2009, the Company's ratio of aggregate indebtedness to net capital was 31%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - COMMITMENTS

The Company leases office facilities under an operating lease expiring May 2011. Minimum annual rents for the lease are as follows:

2010	$ 25,960
2011	17,306
	$ 43,266

Rent expense was $26,235 for the year ended September 30, 2009.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 7 - STOCK COMPENSATION

The Company granted stock options to an officer of the Company in December 2005 and accounted for this arrangement based on the intrinsic value of the equity instruments granted, as set forth in Accounting Principles Board Opinion (APB) No. 25, *Accounting For Stock Issued to Employees*. In accordance with APB No. 25, no stock based compensation cost was reflected in the Company's net income in the year of issuance for grants of stock options to employees because the Company granted stock options with an exercise price equal to an estimated fair market value. There are 70 options awarded and outstanding at an option price of $662 per option. The options were fully vested at date of issuance and expire December 31, 2010. There have been no options exercised during 2009.

NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2009 was $4,296.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

NOTE 10 - MARKETABLE SECURITIES

The Company holds investments in equities, classified as trading securities, that are valued as follows:

Cost	$	94,114
Unrealized gain		157,234
Fair Market Value	$	251,348

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through November 9, 2009, the available date of issuance of the financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2009

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2009

Net Capital		
Total stockholders' equity from statement of financial condition	$	477,372
Non-allowable assets:		
Unsecured receivables		(20,997)
Deposits		(4,659)
Prepaid expenses		(5,709)
Net furniture and fixtures		(3,038)
		442,969
Deferred taxes resulting from unrealized gains on securities		36,500
Net capital before haircuts on security positions		479,469
Haircuts on securities		(74,845)
Net capital	$	404,624
Aggregate indebtedness	$	125,174
Computation of basic net capital requirement 6-2/3% of aggregate indebtedness	$	8,345
Minimum required net capital	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	304,624
Excess net capital at 1,000%	$	392,107
Percentage of aggregate indebtedness to net capital		31%

Additional Statement

There are no material differences in the computation with Form X-17A-5, Part II A.

See accompanying notes to financial statements.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. and Subsidiary (the "Company") for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe and Lucas
Certified Public Accountants, Inc.

November 9, 2009

FINANCIAL AMERICA SECURITIES, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009